NewMarket Technology Inc.

                                                     Contact: Investor Relations
                                                               Tel: 404 261 1196
                                                           Email: ir@ipvoice.com

                                 PRESS RELEASE

NewMarket Releases Shareholder Letter Regarding the First Month of Trading Under SEC Regulation SHO

UBS Capital Markets, Formerly Schwab Capital Markets, Largest Market Maker by Share Volume in NewMarket Technology Inc.

DALLAS--(BUSINESS WIRE) February 2, 2005
     - NewMarket Technology Inc. (OTCBB: NMKT) released a letter today to shareholders addressing the new SEC Regulation SHO. The letter is included in this press release.


Dear Fellow Shareholders,

The first month under Regulation SHO has just closed. This correspondence is in response to the numerous inquiries recently from shareholders regarding Regulation SHO as it might apply to NewMarket. Management is encouraged by the potential of Regulation SHO to limit trading volatility from irregular, excessive and improperly documented short sales and we have taken extra measures to contribute to the intent of Regulation SHO. Supervision of the new compliance requirements under Regulation SHO is a large undertaking for an already burdened SEC. We anticipate the market wide impact on irregular and excessive short sales to take a considerable amount of time. Accordingly, NewMarket has undertaken a pro-active effort to communicate with market participants active in the trading of NewMarket shares in regard to trading activity that could indicate potential violations of the new Regulation SHO.

Short selling itself is not illegal. However, the regulations associated with short selling are very specific. A short sale is the sale of a borrowed security. The new Regulation SHO clearly requires that the existence of the borrowed stock be documented prior to the execution of a short sale. Regulation SHO states, he locate must be made and documented prior to effecting a short sale, regardless


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of whether the seller short position may be closed out by purchasing  securities in the same day.

Market makers are exempt from the uniform ocate requirement in order to support a fluid trading environment. The broker dealer executing the order bears the ocate responsibility. Market makers that are also broker dealers will be required to comply with the ocate requirement as it applies to their broker dealer activity. Market makers are only exempt as it applies to bona-fide market making. If a market maker posts continually at or near the best offer, but does not also post at or near the best bid, the market maker loses the ocate exemption.

In the interests of shareholders, NewMarket has initiated an effort to monitor daily trading. When a market maker posted sales appear disproportionate with their posted purchases, we now initiate a written communication to the market maker to bring their attention to the potential of a ocate violation. This is not a communication to direct or insinuate wrongdoing. On the contrary, our intention is to cooperate with market makers in an effort manage an efficient market in compliance with Regulation SHO. We recognize the fast-paced environment of the trading activity and we further recognize how in such an environment a market maker might be an unknowing conduit for short sales out of compliance with the new ocate regulation.

In the last month we have sent correspondences to numerous market makers in regard to potential ocate violations. We have sent several correspondences to the top four most active market makers by share volume. All market makers contacted, with the exception of UBS Capital Markets (SCHB), formerly know as Schwab Capital Markets, have responded. UBS Capital Markets was the largest market maker by volume in January at 32% of the 15 million shares traded. UBS Capital Markets has been the largest market maker in NewMarket stock by volume for the last three months. We recognize that UBS is one of the most active market makers in micro-cap trading and NewMarket is just one of many issues it trades, but we will continue in our communications to facilitate our genuine and sincere efforts to cooperate with the intent of Regulation SHO.

We will continue in our efforts to proactively support an efficient market and we will likewise continue to communicate with shareholders in our ongoing efforts.

Best Regards,
Philip Verges
CEO and Chairman
NewMarket Technology Inc






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ABOUT NEWMARKET TECHNOLOGY, INC. (www.newmarkettechnology.com)

In 2002, NewMarket launched a business plan to continuously introduce emerging communication technologies to market. The plan included a financing model for early technologies and an approach to creating economies of scale through a specialized service and support organization intended specifically for the emerging technology industry. The Company posted six consecutive profitable quarters through 2003 and established an annualized $15 million in revenue. In 2004, the Company diversified its communications technology offering into the healthcare and homeland security industries with the respective acquisitions of Medical Office Software Inc. and Digital Computer Integration Corp (DCI). The Company has expanded sales into Asia, Latin America and Canada through the acquisitions of Infotel Technologies in Singapore, RKM IT Solutions of Caracas, Venezuela, and Logicorp respectively. The company recently announced its first spinoff with the acquisition by Defense Technology Systems (OTCBB: DFTS) of NewMarket's Homeland Security subsidiary, DCI, for stock. NewMarket shareholders will receive a property dividend in the form of DFTS stock at a later date.

This press release contains statements (such as projections regarding future performance) that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in the Company's filings with the Securities and Exchange Commission.


 Contact:

     NewMarket Technology, Inc.
     Rick Lutz, Investor Relations, 404-261-1196 ir@ipvoice.com www.newmarkettechnology.com www.ipvoice.com